                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                   DIRECT DIAL:
(212) 818-8881                                              (212) 818-8638

                                           March 7, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

            Re:   Jaguar Acquisition Corporation
                  Registration Statement on Form S-1 ("Registration Statement")
                  Amendment 4 Filed February 8, 2006
                  File No. 333-127135
                  --------------------

Dear Mr. Reynolds:

         On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated March 2, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement
("Amendment No. 5"), a copy of which has been marked with the changes from
Amendment No. 4 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 5 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.
Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 5 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.        WE NOTE YOUR RESPONSE TO COMMENT ONE FROM OUR LETTER OF FEBRUARY 8,
          2006 AND THAT "THE PURCHASERS OF THE INSIDERS [SIC] UNITS HAVE ENTERED
          INTO BINDING SUBSCRIPTION AGREEMENTS WITH THE COMPANY IN WHICH SUCH
          PURCHASERS HAVE IRREVOCABLY AGREED TO PURCHASE THE INSIDER UNITS
          SUBJECT TO ONE REMAINING CONDITION - THE SEC DECLARING THE
          REGISTRATION STATEMENT EFFECTIVE." PLEASE FILE SUCH AGREEMENTS AS
          EXHIBITS WITH YOUR NEXT AMENDMENT.

Mr. John Reynolds
March 7, 2006

          The form of subscription agreement was previously filed with the
Commission on December 23, 2005 as Exhibit 10.22 to Amendment No. 3 to the
Registration Statement.

2.        WE NOTE YOUR DISCLOSURE THAT THE WARRANTS UNDERLYING THE INSIDER UNITS
          YOU PLAN TO SELL WILL BE EXERCISABLE ON A CASHLESS [BASIS] AND THAT
          THE INSIDER UNITS WILL NOT BE PLACED IN ESCROW. PLEASE DISCLOSE THE
          REASONS FOR PROVIDING FOR SUCH A CASHLESS EXERCISE AND NOT REQUIRING
          THE SHARES UNDERLYING THE INSIDER UNITS TO BE PLACED IN ESCROW.

         The reason that the Company has agreed that the warrants underlying the insider units will be exercisable on a cashless basis so long as they are held by the initial stockholders or their affiliates is because it is not known at this time whether any of the purchasers will be affiliated with the Company following a business combination. If they are, their ability to sell the
Company's securities in the open market will be significantly limited. If they remain insiders, the Company will have policies in place that prohibit insiders from selling the Company's securities except during specific periods of time
("windows"). Even during such a window, an insider cannot trade in the Company's securities if he is in possession of material non-public information.
Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate. We have revised the prospectus to reflect the foregoing.

         Supplementally, with respect to why such units would not be placed in escrow, when David Nussbaum of EarlyBirdCapital, Inc. ("EBC") and David Miller
of Graubard Miller first created the SPAC structure in 1992 and 1993, one of the more important goals was to put company insiders on the same footing as public investors. Since the insiders pay a nominal amount for the initial shares they receive as part of the organization of the company, the three-year escrow concept was created to make sure that they could not sell their securities until a business combination was completed and the company had continued in existence for a period of time thereafter. The thinking was that, by the three-year anniversary of the effective date of the offering (which would be at least one year after the consummation of a business combination), the company's stock price would reflect whether the insiders had done a successful job in finding a quality target. It was determined that only then should insiders be able to share in the success of the company through the ability to sell their initial shares. With respect to the insider units, since the purchasers are paying the same per-unit price that the public investors are paying, they are already on the same footing as public investors and such concerns are not present.
Therefore, there is no comparable rationale to hold such units in escrow.

3.        IN LIGHT OF THE RESPONSIBILITY OF THE PURCHASERS OF THE INSIDER UNITS
          TO LOCATE AND ADVISE ON A BUSINESS COMBINATION FOR THE COMPANY, PLEASE
          DISCLOSE WHEN, IF AT ANY TIME, SUCH PARTIES WOULD NOT BE IN POSSESSION
          OF MATERIAL, NON-PUBLIC INFORMATION PRIOR TO THE CONSUMMATION OF A
          BUSINESS COMBINATION. WE MAY HAVE FURTHER COMMENT.

         To the extent that any of the purchasers of the insider units assist the Company in locating and advising it on a business combination, they could be in possession of material, non-

Mr. John Reynolds
March 7, 2006

public information. However, because such purchasers have agreed, as evidenced in the subscription agreements filed as Exhibit 10.22 to the Registration
Statement, that they would not sell or transfer the insider units or any of the underlying securities until after the Company consummates its business combination, all such information would no longer be non-public information.
Accordingly, we do not believe any revision to the disclosure is necessary.

4.        WE NOTE YOUR DISCLOSURE THAT IT IS YOUR UNDERSTANDING AND INTENTION IN
          EVERY CASE TO STRUCTURE AND CONSUMMATE A BUSINESS COMBINATION IN WHICH
          "UP TO" APPROXIMATELY 19.99% OF THE PUBLIC STOCKHOLDERS MAY EXERCISE
          THEIR CONVERSION RIGHTS AND A BUSINESS COMBINATION WILL STILL GO
          FORWARD. PLEASE PROVIDE THE STAFF WITH A LEGAL ANALYSIS WITH RESPECT
          TO YOUR ABILITY TO STRUCTURE SUCH A TRANSACTION, AS IT APPEARS THAT
          PARAGRAPHS A AND B TO SIXTH ARTICLE OF YOUR ARTICLES OF INCORPORATION
          WOULD REQUIRE YOU TO PROVIDE FOR 19.99 PERCENT CONVERSION IN
          CONNECTION WITH EVERY BUSINESS COMBINATION STRUCTURED.

          We have revised the disclosure in the prospectus, where appropriate, to remove the phrase "up to" as previously indicated in the Company's filing.
Accordingly, the disclosure in the prospectus now reads that the Company will
"proceed with a business combination only if (i) a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and (ii) public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights described below. Accordingly, it is our understanding and intention in every case to structure and consummate a business combination in which approximately 19.99% of the public stockholders may exercise their conversion rights and a business combination will still go forward." We therefore believe that no further analysis is necessary.

5.        WE NOTE YOUR STATEMENT THAT "WE WILL NOT SEEK APPROVAL OF OUR
          STOCKHOLDERS TO AMEND OUR CHARTER TO ALLOW US TO SURVIVE FOR A LONGER
          PERIOD OF TIME IF IT DOES NOT APPEAR WE WILL BE ABLE TO CONSUMMATE A
          BUSINESS COMBINATION WITHIN THE FOREGOING TIME PERIODS." REVISE TO
          CLARIFY THAT YOU WILL NOT AMEND YOUR CHARTER TO EXTEND THE PERIOD TO
          COMPLETE A BUSINESS COMBINATION BEYOND 18 MONTHS AFTER THE
          CONSUMMATION OF THE OFFERING OR BEYOND 24 MONTHS AFTER THE
          CONSUMMATION OF THE OFFERING IF THE EXTENSION CRITERIA ARE SATISFIED.

          We have revised the disclosure, where appropriate, to indicate that the Company will not amend its charter to extend the period of time to complete a business combination beyond 18 months after the consummation of the offering or beyond 24 months after the consummation of the offering if the extension criteria are satisfied. To further evidence and support this statement, we have amended (i) Section 8.8 of the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement and (ii) Section 1(i) of the Investment
Management Trust Agreement filed as Exhibit 10.13 to the Registration Statement to indicate in each case that the Company must liquidate if it has not consummated a business combination within the time periods set forth above and that such sections may not be modified, amended or deleted under any circumstances. We have also amended the form of stock certificate filed as
Exhibit 4.2 to the Registration

Mr. John Reynolds
March 7, 2006

Statement to indicate on its face that the Company must liquidate if it is unable to complete a business combination within the time periods set forth above. Finally, each of the Company's initial stockholders, officers, directors and special advisors have executed an agreement, filed as Exhibit 10.23 to the
Registration Statement, indicating that such individuals would not propose, or vote in favor of, any amendment to the Company's charter to extend the period of time in which the Company must consummate a business combination prior to its liquidation (and even if such proposal were submitted to stockholders through actions not as a result of the Company's initial stockholders, officers, directors and special advisors, such individuals would vote against such proposal) and that such agreement may not be modified or amended under any circumstances.

6.        WE REISSUE COMMENT THREE FROM OUR LETTER OF FEBRUARY 3, 2006. PLEASE
          PROVIDE ADDITIONAL DISCLOSURE WITH RESPECT TO THE MECHANISM BY WHICH
          PURCHASES WILL BE MADE. WE NOTE IN YOUR RESPONSE LETTER THAT "THE
          WARRANT PURCHASES ... WILL BE MADE BY EARLYBIRDCAPITAL, INC. ("EBC")
          OR SUCH OTHER BROKER DEALER AS EBC MAY ASSIGN THE ORDER TO. WE HAVE
          BEEN ADVISED BY EBC THAT NEITHER IT, NOR ANY UNDERWRITER THAT WILL
          PARTICIPATE IN THE COMPANY'S IPO WILL BE THE BROKER-DEALER
          EFFECTUATING THE WARRANT PURCHASE ORDERS. INSTEAD, EBC WILL ASSIGN
          SUCH ORDERS TO A SEPARATE, NON-PARTICIPATING BROKER DEALER SO AS TO
          AVOID ANY POTENTIAL CONFLICTS OF INTEREST." PLEASE DISCLOSE THE PARTY
          THAT WILL DETERMINE THE TIMING OF WARRANT PURCHASES ARE MADE. WILL IT
          BE EARLYBIRD CAPITAL, OR A SEPARATE, NON PARTICIPATING BROKER DEALER?
          IF IT WILL BE EARLYBIRD, IT WOULD STILL APPEAR THAT EARLYBIRD COULD BE
          IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION WHILE THEY OPERATE
          THE 10B5-1 PLANS AS EARLYBIRD MAY STILL BE INVOLVED IN IDENTIFYING A
          PROSPECTIVE BUSINESS COMBINATION. IF A "SEPARATE, NON-PARTICIPATING
          BROKER DEALER" WILL BE THE PARTY DETERMINING THE TIMING OF WARRANT
          PURCHASES, PLEASE DISCLOSE WHETHER IT OR ANY OF ITS AFFILIATES MAY BE
          INVOLVED IN IDENTIFYING A PROSPECTIVE BUSINESS COMBINATION FOR THE
          COMPANY. WE MAY HAVE FURTHER COMMENT.

          EBC has determined that a third party broker dealer will act as the broker dealer for the warrant purchases and determine the timing of such warrant purchases. Such third party broker dealer will not be participating as an underwriter or member of the selling syndicate in this offering. Additionally, neither it nor its affiliates will be assisting the Company in its search to identify prospective target businesses for its business combination. We have revised the prospectus to indicate the foregoing.

PART II
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RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

7.        WE NOTE YOUR RELIANCE UPON SECTION 4(1) TO EXEMPT THE NOTED
          TRANSACTIONS FROM REGISTRATION. INDICATE THE FACTS AND CIRCUMSTANCES
          RELIED UPON TO MAKE THE EXEMPTION AVAILABLE FOR THIS TRANSACTION. WE
          MAY HAVE FURTHER COMMENT.

Mr. John Reynolds
March 7, 2006

          We initially note that while we indicated that the transfers by (i)
JSC Group Holdings LLC to Sapphire Canyon Investments LLC and (ii) Sapphire
Canyon Investments LLC, Corl LLC, JSC Group Holdings LLC, FA Holdings, LLC, John
J. Hoey, David W. Tralka, Robert Moreyra and Peter Collins to each of YMBB, LLC
Kerry Propper were made in reliance upon exemptions from registration pursuant to Section 4(1) under the Securities Act of 1933, the true exemption relied upon is the exemption from registration pursuant to so-called Section 4(1-1/2).

          With respect to the transfer between JSC Group Holdings and Sapphire
Canyon Investments, JSC Group Holdings was initially issued its shares in June
2005 at approximately $0.033 per share in connection with the Company's organization. In November 2005, JSC Group Holdings transferred 25,000 shares to
Sapphire Canyon Investments for the same price it paid for the shares. The transfer was made in recognition of the fact that principals of Sapphire Canyon
Investments would be putting in more time with respect to the Company's operations and offering than JSC Group Holdings.

          With respect to the transfer between Sapphire Canyon Investments LLC,
Corl LLC, JSC Group Holdings LLC, FA Holdings, LLC, John J. Hoey, David W.
Tralka, Robert Moreyra and Peter Collins (collectively, the "transferors") and each of YMBB, LLC and Kerry Propper, the transferors were initially issued their shares in June 2005 at approximately $0.033 per share in connection with the
Company's organization. In December 2005, the transferors agreed to transfer a certain number of shares to YMBB and Kerry Propper, at the same price that was originally paid for the shares, in order to have YMBB and Kerry Propper involved in the Company's offering.

          All of the foregoing transfers were made by persons or entities other than the Company, underwriter or dealer and not involving any public offering.
The transfers were made between accredited and sophisticated individuals or entities with no consideration being received by the Company and no underwriting discounts or commissions being paid with respect to such transfers. Furthermore, each transferee acknowledged that it was acquiring the shares for its account for investment purposes only and that it had no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the
United States.

EXHIBITS
--------

8.        WE NOTE YOUR ARTICLES STATE THAT "[T]HE FOLLOWING PROVISIONS (A)
          THROUGH (E) SHALL APPLY DURING THE PERIOD COMMENCING UPON THE FILING
          OF THIS CERTIFICATE OF INCORPORATION AND TERMINATING UPON THE
          CONSUMMATION OF ANY "BUSINESS COMBINATION,"AND MAY NOT BE AMENDED
          DURING THE "TARGET BUSINESS ACQUISITION PERIOD."... [T]HE "TARGET
          BUSINESS ACQUISITION PERIOD" SHALL MEAN THE PERIOD FROM THE
          EFFECTIVENESS OF THE REGISTRATION STATEMENT FILED IN CONNECTION WITH
          THE CORPORATION'S INITIAL PUBLIC OFFERING ("IPO") UP TO AND INCLUDING
          THE FIRST TO OCCUR OF (A) A BUSINESS COMBINATION OR (B) THE
          TERMINATION DATE ...." (EMPHASIS ADDED) PLEASE PROVIDE US A LEGAL
          ANALYSIS AS TO WHETHER OR NOT AN AMENDMENT TO THE NOTED PROVISION
          WOULD BE VALID UNDER APPLICABLE STATE LAW.

Mr. John Reynolds
March 7, 2006

          We believe that, based on (i) the disclosure contained in the
Registration Statement, (ii) the Company's Certificate of Incorporation, (iii)
the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration
Statement, (iv) the insider letters between the Company, EBC and each of the
Company's initial stockholders filed as Exhibits 10.1 through 10.12 and 10.20 and 10.21 to the Registration Statement, (v) the letter agreement from each of the Company's initial stockholders, officers, directors and special advisors filed as Exhibit 10.23 to the Registration statement, (vi) the form of stock certificate filed as Exhibit 4.2 to the Registration Statement and (vii) the
form of Investment Management Trust Agreement filed as Exhibit 10.13 to the
Registration Statement, any attempt to amend the above-noted charter provision and delay distribution of the trust fund cannot succeed. Each of the above referenced documents clearly and explicitly indicates that if a business combination is not consummated within 18 months from the consummation of the initial public offering (or 24 months from the consummation of the initial public offering if certain extension criteria were satisfied), the Company would be forced to liquidate. It is inherent in the disclosure contained in the
Registration Statement and each of the above-referenced exhibits that the
Company would not amend the above-noted provision. Specifically, Section 1(i) of the Investment Management Trust Agreement now provides that the Company must liquidate if it has not consummated a business combination within the time periods set forth above and that such section may not be modified, amended or deleted under any circumstances.

          If a blank check company did attempt to amend a similar provision in its charter notwithstanding disclosure similar to that cited above indicating that it was not possible for it to do so, we believe it would result in there having been a material misstatement included in the prospectus for its initial public offering, thereby causing the company to potentially incur liability under federal and state securities laws. We believe that the only way a blank check company could then remedy this situation would be for it to provide full and total rescission rights to every investor in its initial public offering.
Furthermore, we believe this could require such a company to carry a liability on its financial statements for up to the full amount raised in the initial public offering to cover such rescission rights. This should have the practical effect of significantly impairing such blank check company's ability to consummate a business combination -- no sophisticated target business would complete a business combination with a blank check company knowing that such company was carrying with it the potential exposure for millions of dollars.

          Finally, we are not aware of any provision in the Delaware General
Corporation Law ("DGCL") nor any case in the State of Delaware that specifically indicates that a provision in a company's charter restricting such company's ability to amend a charter provision for a finite, specified period of time is unenforceable. We are not experts on matters of Delaware law; but in the absence of either case law or statutory law, we suspect that one would be able to engage prominent Delaware counsel to provide a "reasoned" opinion supporting either position. The important thing to note is that, in the Company's case, it does not matter if an amendment to the charter would be valid -- we have put into place numerous contractual protections to ensure that, whether or not an amendment to the Company's charter would be valid under Delaware law, the trust fund is still distributed to investors promptly after the 18 or 24 month period.

Mr. John Reynolds
March 7, 2006

LEGALITY OPINION
----------------

9.        PLEASE REVISE THE GRAUBARD MILLER LEGALITY OPINION TO INDICATE THE
          NUMBER OF SHARES OF COMMON STOCK IN THE UNITS, THE OVER-ALLOTMENT
          UNITS, PURCHASE OPTION UNITS AND INSIDER UNITS. ALSO INDICATE THE
          NUMBER OF WARRANTS IN THOSE UNITS AND INDICATE THE NUMBER OF SHARES
          UNDERLYING THE WARRANTS IN THOSE UNITS.

          We have revised the legality opinion as requested.

          If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Jeffrey M. Gallant

                                                 Jeffrey M. Gallant

cc:       Jonathan Kalman
          James S. Cassano
          C. Richard Corl
          David M. Nussbaum
          Steven Levine
          Alan I. Annex, Esq.